UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 93327 / October 14, 2021

ADMINISTRATIVE PROCEEDING
File No. 3-20408

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**
OrangeHook, Inc.,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by OrangeHook, Inc. ("ORHK" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 22, 2021, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to OrangeHook, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   ORHK (CIK No. 1503985) is an inactive Florida corporation located in Wayzata, Minnesota with a class of securities registered with the Commission pursuant toExchange Act Section 12(g). ORHK is delinquent in its periodic filings with the Commission, having last filed a Form 10-Q for the period ended September 30, 2017, which reported a net loss of $11,338 for the prior nine months. As of July 19, 2021, the common stock of ORHK was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") ("OTC Link"), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

     2.   ORHK has failed to comply with Exchange Act Section 13(a) and Rules13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2017.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of October 15, 2021.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

Vanessa A. Countryman
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.